SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 07 May 2020

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Financial results

Results for the full year to 31 March 2020
BT Group plc

7 May 2020

This announcement contains inside information

BT Group plc (BT.L) today announced its results for the full year to 31 March 2020.
Highlights:

●   2019/20 results overall in line with expectations

●   New FTTP target to reach 20m premises by mid- to late-2020s, on the assumption we obtain the required critical enablers

●   Phase 1 of our transformation programme complete; next phase of modernisation to deliver annualised gross benefits of £1bn by March 2023 and £2bn by March 2025, with £1.3bn one-off cost to achieve in total across the five years

●   Keeping the nation connected during the Covid-19 crisis

●   Final dividend suspended for 2019/20 and all dividends for 2020/21 to create capacity for value-enhancing investments and managing confidently through the Covid-19 crisis; expect to resume dividends in 2021/22 at an annual rate of 7.7 pence per share

Philip Jansen, Chief Executive, commenting on the results, said
"BT had a positive year delivering results in line with expectations and completing our £1.6bn phase 1 transformation programme, one year ahead of schedule.
"Covid-19 has changed everybody's world and I am immensely proud of how BT has responded to the challenges the Covid-19 crisis has presented. Our strong and resilient networks, both fixed and mobile, have proved critical to the continuing functioning of the UK economy, providing unrivalled connectivity and services for the nation.
"Of course, Covid-19 is affecting our business, but the full impact will only become clearer as the economic consequences unfold over the next 12 months. Due to Covid-19, BT is not providing guidance for 2020/21, at this time.
"BT has the best network infrastructure in the UK. We have the leading 4G network and are rapidly expanding our leadership position in 5G, that today covers over 80 towns and cities. We have the largest and most extensive fixed network and are leading the UK on the next generation Fibre-to-the-Premises (FTTP) network where we now pass 2.6 million premises. Today we are announcing a rapid acceleration of our FTTP build with a target of 20 million premises passed by the mid- to late-2020s, including a significant build in rural areas. After passing 1.3 million premises last year, we are aiming at over 2 million in 2020/21, and envisage a maximum build rate of 3 million premises per year. Our FTTP investment should deliver pre-tax nominal returns of between 10% to 12% and is based on a regulatory framework consistent with Ofcom's preferred policy direction and continued support for infrastructure investment and competition.
"The continued delivery of market leading customer experiences remains core to our success, with a focus on driving the take-up of converged product offerings such as Halo, our premium converged offering for homes and businesses. In the short period since launch, Halo now represents over 30% of our BT consumer broadband base.
"BT is delivering, but is also changing. BT needs to be leaner, simpler and more agile. Today we are announcing a radical modernisation and simplification programme that will use technology to create a better BT for the future. This 5-year initiative will re-engineer old and out of date processes, rationalise products, reduce re-work and switch off many legacy services. This next stage in the modernisation of BT will deliver gross annualised savings of £2 billion over the next 5 years.
"In order to deal with the potential consequences of Covid-19, allow us to invest in FTTP and 5G, and to fund the major 5-year modernisation programme, we have also taken the difficult decision to suspend the dividend until 2022 and re-base thereafter.
"These decisions, particularly on the dividend, network investment and transformation are key to underpinning BT's investment case; driving network strength, competitive strength and financial strength, providing more clarity to the market, and driving long-term value for shareholders. I am confident that these decisions position us really positively for the future."

Jan du Plessis, Chairman, commenting on the dividend, said
"Recognising the importance of dividends to our shareholders, the Board's decision in relation to the dividend has been exceptionally difficult. BT plays a key role in sustaining critical national infrastructure - as magnified by the Covid-19 crisis - and many stakeholders trust and rely on the connectivity we provide.  BT also stands ready to make the biggest communications infrastructure investment in the UK in a generation - that includes building our full fibre network to 20m premises by the mid- to late-2020s. To maintain such trust, whilst creating capacity for value-enhancing investment and navigating the unprecedented uncertainties caused by Covid-19 without compromising our credit rating, the Board concluded that the prudent and proper decision was to suspend the 2019/20 final dividend and all dividends for 2020/21, and re-base future dividends to a more sustainable level. The Board believes that this decision is in the best long-term interests of shareholders.
"We expect to resume dividend payments in 2021/22, rebased to 7.7p per share. The Board expects to continue with a progressive dividend policy from this re-based level for future years."

Keeping the nation connected during the Covid-19 crisis:

●   Our priority is protecting our people, in particular our frontline keyworkers who have continued to work to keep the nation connected

●   Our networks are performing well, and comfortably within capacity, despite the change in demand patterns

●   We have supported the national response to the crisis, including providing connectivity to the NHS Nightingale hospitals and are working closely with Government on a wide range of initiatives

Operational:

●   FTTP rollout at c.32k premises passed per week; FTTP premises passed to date doubled in the year to 2.6m

●   Divested Tikit and progressing disposals of selected domestic operations in Latin America and France

●   5G now live in 80 cities and large towns; investing significantly to more than double current footprint by March 2021 subject to the right conditions

●   EE named best overall operator in RootMetrics' biannual awards

●   Consumer fixed ARPC £38.1, down 2% year on year; postpaid mobile ARPC £20.4, down 2% year on year due to impact of regulation and continued trend towards SIM-only; RGUs per address 2.38

●   Postpaid mobile churn improved to 1.1% quarter on quarter; fixed churn improved to 1.3% year on year due to improvements to customer experience and shift to fairer, predictable and competitive pricing strategy

Financial:

●   Reported revenue £22,905m down 2%1 mainly reflecting the impact of regulation, declines in legacy products, strategic reductions in low margin business and divestments

●   Reported profit before tax £2,353m down year on year; includes charges of £95m as a result of Covid-19 mainly reflecting increased debtor provisions

●   Adjusted2 EBITDA £7,907m, down 3%1, due to lower revenue and investment in customer experience, partly offset by cost savings from transformation programmes

●   Net cash inflow from operating activities £6,271m, up 47%, due to lower pension contributions and one-off cash flows; normalised free cash flow2 £2,011m, down 18%, primarily due to increased cash capital expenditure

●   Capital expenditure £3,960m, up £193m excluding BDUK funding deferral, driven by network and customer investment

●   Net debt2 increased primarily due to implementation of IFRS 16, and net business cash outflows

●   Given the uncertainty created by Covid-19 we will not be providing a financial outlook statement for 2020/21

Full year to 31 March	2020	2019	2019	Change1
	(IFRS 16)	(IAS 17)	(IFRS 16 pro forma2)
	£m	£m	£m	%
Reported measures
Revenue	22,905	23,428		(2)
Profit before tax	2,353	2,666		n/m
Profit after tax	1,734	2,159		n/m
Basic earnings per share	17.5p	21.8p		(20)
Net cash inflow from operating activities	6,271	4,256		47
Full year dividend	-	15.4p		n/m
Capital expenditure	3,960	3,963		-

Adjusted measures
Adjusted2 Revenue	22,824	23,459	23,459	(3)
Adjusted2 EBITDA	7,907	7,392	8,126	(3)
Adjusted2 basic earnings per share	23.5p	26.3p		(11)
Normalised free cash flow2	2,011	2,440	2,440	(18)
Net debt2	17,969	11,035		n/m

1 Changes on prior year are presented on an IAS 17 basis where meaningful except for adjusted EBITDA, which is presented on an IFRS 16 pro forma basis
2 See Glossary on page 3
n/m = IFRS 16 to IAS 17 comparison not meaningful

Customer-facing unit results for the full year to 31 March 2020

	Adjusted2 revenue			Adjusted2 EBITDA			Normalised free cash flow2
Full year to	2020	20193	Change	2020	20193	Change	2020	20193	Change
31 March	(IFRS 16)	(IFRS 16 pro forma1)		(IFRS 16)	(IFRS 16 pro forma1)		(IFRS 16)	(IFRS 16 pro forma1)
	£m	£m	%	£m	£m	%	£m	£m	%
Consumer	10,388	10,591	(2)	2,426	2,558	(5)	1,065	1,166	(9)
Enterprise	6,093	6,396	(5)	1,965	2,032	(3)	1,397	1,356	3
Global	4,361	4,735	(8)	634	604	5	255	235	9
Openreach	5,112	5,075	1	2,858	2,934	(3)	670	1,006	(33)
Other	1	3	n/m	24	(2)	n/m	(1,376)	(1,323)	(4)
Intra-group items	(3,131)	(3,341)	6	-	-	-	-	-	-
Total	22,824	23,459	(3)	7,907	8,126	(3)	2,011	2,440	(18)

Fourth quarter to
31 March
Consumer	2,493	2,610	(4)	626	675	(7)
Enterprise	1,543	1,592	(3)	507	516	(2)
Global	1,081	1,201	(10)	175	176	(1)
Openreach	1,295	1,271	2	719	725	(1)
Other	1	(1)	n/m	(20)	(66)	n/m
Intra-group items	(781)	(820)	5	-	-	-
Total	5,632	5,853	(4)	2,007	2,026	(1)	1,011	703	44

Performance against 2019/20 outlook

	2019/20 outlook	2019/20 performance
Change in adjusted2 revenue	Down c.2%	Down 2.7%
Adjusted2 EBITDA	£7.9bn - £8.0bn	£7.9bn
Capital expenditure4	£3.7bn - £3.9bn	£3.9bn
Normalised free cash flow2	£1.9bn - £2.1bn	£2.0bn

1 Changes on prior year are presented on an IAS 17 basis where meaningful except for adjusted EBITDA, which is presented on an IFRS 16 pro forma basis
2 See Glossary below
3 Segmental results as reported in the Q4 2018/19 results release have been restated to reflect the change in the allocation of group overhead costs and the transfer of the Emergency Services Network contract from Consumer to Enterprise (see press  release on 3 July 2019)
4 Excluding BDUK grant funding deferral  n/m = not meaningful

Glossary of alternative performance measure
Adjusted	Before specific items
EBITDA	Earnings before interest, tax, depreciation and amortisation
Adjusted EBITDA	EBITDA before specific items, share of post tax profits/losses of associates and joint ventures and net non-interest related finance expense
Free cash flow	Net cash inflow from operating activities after net capital expenditure
Capital expenditure	Additions to property, plant and equipment and intangible assets in the period
Normalised free cash flow	Free cash flow after net interest paid and payment of lease liabilities, before pension deficit payments (including the cash tax benefit of pension deficit payments) and specific items
Net debt
Loans and other borrowings and lease liabilities (both current and non-current), less current asset investments and cash and cash equivalents, including items which have been classified as held for sale on the balance sheet. Currency denominated balances within net debt are translated into sterling at swapped rates where hedged. Fair value adjustments and accrued interest applied to reflect the effective interest method are removed.

IFRS 16 pro forma
On 1 April 2019, BT adopted IFRS 16 Leases, which replaced IAS 17 Leases. To aid comparability, pro forma financial information for 2018/19 has been presented to reflect how the results would have looked like if the accounting standard had been adopted last year. See page 12 for more details.

Specific items	Items that in management's judgement need to be disclosed separately by virtue of their size, nature or incidence. Further information is provided in note 6 on page 26.

We assess the performance of the group using a variety of alternative performance measures. The rationale for using adjusted measures is explained in note 1 on page 41. Results on an adjusted basis are presented before specific items. Reconciliations from the most directly comparable IFRS measures are in Additional Information on pages 41 to 43.

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/2096M_1-2020-5-6.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 07 May 2020